

Tom Murphy, CAMS · 3rd
CEO of Alpha Virtual
North Port-Sarasota Area · **Contact info**
500+ connections

 Alpha Virtual

 Rochester Institute of Technology

Experience



Chief Executive Officer
Alpha Virtual
Sep 2015 – Present · 6 yrs 1 mo
Sarasota, Florida Area

Alpha Virtual has operated Bitcoin, Ethereum, SiaCoin, and Monero mining operations at scale since 2016. More recently, the company has begun supporting Decentralized Finance (DeFi) by providing validation services to several innovative networks.



CEO
My Learning Plan Inc.
Dec 1999 – Apr 2015 · 15 yrs 5 mos
Sarasota, Florida

Founded and led My Learning Plan Inc., from a startup to the leading provider of web-based educator evaluation and professional learning data management solutions used by K-12 school districts throughout the United States and around the world. In 2015, My Learning Plan was sold to Frontline Education.



CEO
Imperial Software
1985 – 2002 · 17 yrs
Great River, NY

Founded the company in 1985 with a focus on custom software development (bookkeeping, accounting and finance applications).

Within the first few years, the business expanded into the education market and es ...see more

Education



Rochester Institute of Technology
Computer Science
1984 – 1988



Southampton Union Free School District

Licenses & certifications



Certified Anti-Money Laundering Specialist (CAMS)
ACAMS
Issued Mar 2016 · No Expiration Date



AWS Certified Solutions Architect
Amazon Web Services
Issued Jun 2016 · Expired Jun 2021
Credential ID 37KW9X41L2B41J34



U.S. Coast Guard Master Captain
U.S. Coast Guard
Issued Jun 2014 · Expired Jun 2019
Credential ID 000247766

See credential